FROM : PHONE NO. : JAN. 29 2002 11:09AM P1

P.E. 1/1/02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

02012293

For the month of January 2002

RECD S.E.C.
JAN 30 2002
1086

Azteca Holdings, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: January 30, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

By: ______________________
Name: Luis Ontiveros
Title: Attorney-in-Fact

AZTECA HOLDINGS

AZTECA HOLDINGS EXTENDS TENDER OFFER FOR ITS SENIOR SECURED NOTES DUE 2002

FOR IMMEDIATE RELEASE

Mexico City, January 29, 2002 – Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, today announced that it has extended an offer to purchase any and all of its outstanding Senior Secured Notes due June 15, 2002, CUSIP No. 055004AB1 or CUSIP No. 055004AA3, until 5:00 p.m., New York City time, on February 1, 2002.

Azteca Holdings has been advised by The Bank of New York, the depositary for the offer, that as of 5:00 p.m., New York City time, on January 28, 2002, approximately $2.4 million in aggregate principal amount of notes had been tendered into the offer. Notes tendered pursuant to the offer to purchase may not be withdrawn.

This announcement does not constitute an offer with respect to any securities. The offer is subject to the terms and conditions set forth in the offer to purchase and the letter of transmittal, as amended.

Bear, Stearns & Co. Inc. is acting as dealer manager for the tender offer. Questions regarding the offer may be directed to the Global Liability Management Group at Bear, Stearns & Co. Inc. at (877) 696-2327. Requests for documentation may be directed to D.F. King & Co., Inc., the information agent, at (212) 269-5550 (banks and brokers) or (800) 755-7250 (all others).

Company Profiles

Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is approximately 56 percent of the capital stock of TV Azteca.

TV Azteca is one of the largest producers of Spanish programming in the world, and one of two broadcast television companies in Mexico, operating two national television networks, Azteca 13 and Azteca 7, through 313 television stations located throughout Mexico. TV Azteca also operates a national broadcast television network in El Salvador. TV Azteca affiliates include Azteca America, a new broadcast television network focused on the rapidly growing US Hispanic market, Unefon, one of Mexico's leading cellular companies, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this communication are subject to developments in the Mexican, US, and other debt or equity markets, interest rate fluctuations, foreign exchange fluctuations, conditions within the global media and telecommunications industries, Mexican governmental regulatory actions, and political developments within Mexico. Other risks that may affect TV Azteca or Azteca Holdings are identified in TV Azteca's Form 20-F, Azteca Holdings Form 20-F, and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
Investor Relations
TV Azteca, S.A. de C.V.
5255 5420 9167

Mona Walsh
The Dilenschneider Group
New York
212 922 0900

Media Relations:

Oscar M. Argüelles Dorantes
Director of Corporate Communications
TV Azteca, S.A. de C.V.
5255 5420 1313, ext. 1585